Advanced Series Trust

The Prudential Series Trust

655 Broad Street

Newark, New Jersey 07102

August 27, 2021

VIA EDGAR SUBMISSION

Division of Investment Management

Disclosure Review and Accounting Officer

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Mr. David Manion

Re:	Advanced Series Trust and The Prudential Series Fund
SEC Staff Comments on Annual Form N-CSR Filings (12/31/2020)

On behalf of Advanced Series Trust ("AST") and The Prudential Series Fund ("PSF") (each a "Trust" and together the "Trusts"), we are submitting this letter in response to comments which we received by telephone from Mr. David Manion of the staff of the Securities and Exchange Commission (the "SEC") on Thursday, July 29, 2021 relating to the staff's review of each Trust's annual report to shareholders on Form N-CSR for the fiscal year ended December 31, 2020.

For your convenience, we have set forth each comment below, followed by the applicable Trust's response.

1.Comment: With respect to AST BlackRock/Loomis Sayles Bond Portfolio, a series of AST (for purposes of this question the "Portfolio"):

a.The Portfolio reported a loss of $64 million in short sales (e.g. borrowed bonds) during the reporting period. Please provide additional information in correspondence whether this impact was considered in context of the Management Discussion of Fund Performance ("MDFP").

Response: The Portfolio's exposure to short sales (e.g. borrowed bonds) during the reporting period was considered in context of the MDFP. The MDFP question that discusses the strategies or holdings that affected the Portfolio's performance is compiled by how the Portfolio performed relative to the Portfolio's assigned index and is viewed for performance attribution purposes at the aggregate Portfolio level, which in most instances will not directly correlate to the amounts disclosed in the Statement of Operations which are in accordance with requirements of Regulation S-X 6-7 and FASB ASC 815. For example, investments in derivatives are used to take or reduce exposures to certain sectors, duration positioning, currency, etc. and such amounts disclosed in the Statement of Operations may not necessarily correlate directionally to whether the investments impacted the Portfolio's performance positively or negatively.

b.The Portfolio had a small position in short sales (e.g. borrowed bonds) at year end. What analysis was utilized to determine whether a Statement of Cash Flows was required?

Response: We review the portfolio's average debt outstanding during each semi-annual reporting cycle to determine if a Statement of Cash Flow is required. The Portfolio's average debt outstanding during the period was not significant at for the year- ended December 31, 2020.

2.Comment: With respect to Government Money Market Portfolio, a series of PSF (for purposes of this question the "Portfolio"), please discuss how the current disclosure on repurchase agreements satisfies the requirement outlined in Regulation S-X 12-12 which requires a description of the securities subject to the repurchase agreement and the amount to be received to be stated separately for each repurchase agreement within the Schedule of Investments.

Response: The Portfolio discloses the securities subject to the repurchase agreement in a footnote within the Schedule of Investments. Beginning with the June 30, 2021 semi-annual financial statements the Portfolio will disclose separately for each repurchase agreement the description of securities subject to the repurchase agreement in future shareholder reports within the Schedule of Investments.

3.Comment: Please address the following questions related to MDFP and Use of Currency Derivatives:

a.With respect to AST Global Bond Portfolio, a series of AST, within the MDFP section of the report, there is mention of use of currency forwards but no discussion of how the derivatives impacted the fund's performance in the MDFP section. Please explain in correspondence why any significant losses were not addressed in this section.

b.With respect to AST Bond Portfolio 2021 ("AST Bond 2021") and AST Bond Portfolio 2022 ("AST Bond 2022"), each a series of AST, within the MDFP section of the report there is discussion on the use of interest rate swaps both adding value to performance as well as detracting from performance, but overall contribution of interest rate swaps were negative in AST Bond 2021 and positive in AST Bond 2022. Please explain why contrasting statements are possible in MDFP .

c.With respect to AST Wellington Management Hedged Equity Portfolio, a series of AST, within the MDFP section of the report, it states "[t]he Portfolio's derivatives-based risk management strategy, which is designed to mitigate capital losses in periods when equity markets decline, contributed to the overall performance over the period due to its strong performance during the market decline in February and March of 2020." Please explain in correspondence how this statement relates to overall derivatives performance during the year as derivatives detracted from performance.

d.To the extent a portfolio's Statement of Operations and FASB ASC 815 tables do not align with discussion in MDFP section of its report, please discuss in correspondence how disclosure in MDFP relates to amount presented in Statement of Operations and related FASB ASC 815 disclosures.

Response: The MDFP question that discusses the strategies or holdings that affected each of the above-named Portfolio's performance is compiled by how the particular Portfolio performed relative to the Portfolio's assigned index and is viewed for performance attribution purposes at the aggregate Portfolio level, which in most instances will not directly correlate to the amounts disclosed in the Statement of Operations which are in accordance with requirements of Regulation S-X 6-7 and FASB ASC 815. For example, investments in derivatives are used to take or reduce exposures to certain sectors, duration positioning, currency, etc. and such amounts disclosed in the Statement of Operations may not necessarily correlate directionally to whether the investments impacted the Portfolio's performance positively or negatively.

In addition, with respect to Comment 3(a) above, the MDFP mentions that the "derivative positioning generally contributed to the Portfolio relative results" which pertains to both currency forwards and interest rate futures, which also addresses the impact to fund performance.

4.Comment: Please discuss process for compiling MDFP disclosures, including any controls in place for accuracy of discussions in MDFP.

Response: Our process for compiling MDFP disclosure includes working with a Portfolio's subadviser(s) and various internal groups including, Investment Research and Product Management, to determine the factors that materially affected a Portfolio's performance during the recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Portfolio's subadviser. This process was designed to ensure that any information required to be disclosed is recorded, processed, summarized and reported, within the required time period.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff's review, please contact me at (862) 302-9412. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Debra Rubano Debra Rubano

Vice President & Corporate Counsel

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